News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 5, 2021

  Seabridge Restarts Snowstorm Drilling

to Follow-Up on Promising Gold Intersections

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) is mobilizing equipment to initiate drilling at its 100%-owned Snowstorm Project in Nevada.  Snowstorm is located 15 km north of Turquoise Ridge on a blind extension of the prolific Getchell Trend. This drilling program is designed to follow-up on results that found discrete gold-bearing intervals hosted within a similar structural setting and rocks as the Turquoise Ridge Mine.

The program is designed to re-enter existing drill holes and use directional drilling tools to continue the drill hole from known gold-bearing intersections toward prospective higher-grade feeder structures. An initial program of about 2,500 meters of exploration drilling is planned for this program.

Rudi Fronk, Seabridge Chairman and CEO noted: "Our multi-year exploration program at Snowstorm has found gold-bearing structures which support the potential for an economic deposit. We are now planning to step out from the gold system we have identified to evaluate nearby structures as pathways for gold-bearing fluids."

"Snowstorm requires a disciplined sequential exploration approach in part because the target strata lie under a thick package of young volcanic rocks. Using directional drilling techniques, we can re-enter previously-drilled holes, re-direct them to new targets and shorten the required drilling," said Fronk.

Results from the four drill holes completed in 2020 provided positive outcomes in our search for gold-bearing fluid pathways.  Two of the holes encountered intensely altered intermediate intrusive rocks sited at stratigraphic breaks.  These intrusive rocks and wall rocks footwall to the intrusions are sheared and contain abundant silica introduction.  Shearing and alteration in these rocks represent a low angle or thrust fault within the Paleozoic stratigraphy which provided a fluid pathway, associated with the sheared and altered zones are gold, arsenic, and silver concentrations one to two orders of magnitude above background intensities.

The 2021 program is designed to off-set these previous intersections toward a structure with a topographic expression which is projected into the Paleozoic section using magnetotelluric (MT) geophysical readings. The surface expression of this structure has produced a significant arsenic in soil anomaly.  These initial off-sets will provide additional pierce points on the gold-bearing features and could refine the vectoring toward a Getchell Trend gold occurrence.

Exploration activities by Seabridge at Snowstorm are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Drill assays are submitted with about 15% certified standards, blanks and duplicates, then scrutinized to establish reliability of assay results using industry standard tools. Mr. Threlkeld has reviewed and approved this news release.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292   www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Statements

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the scale of the 2021 drill program; and (ii) previous exploration supporting the presence of higher-grade feeder structures and the potential for an economic deposit; (iii) the proposed program refining the vectoring toward a Getchell Trend gold occurrence, and (iv) the projected extension of the Getchell Trend and the projection of certain topographic expressions into the Paleozoic section, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, discontinuity or otherwise unexpected geology at the Project, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

 ON BEHALF OF THE BOARD

 "Rudi Fronk"

 Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com